SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)*

Ampal-American Israel Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032015 10 9

(CUSIP Number)

Yosef A. Maiman

Ohad Maiman

Noa Maiman

Yoav Maiman

Y.M. Noy Investments Ltd.

Di-Rapallo Holdings Ltd.

Merhav (M.N.F.) Ltd.

De Majorca Holdings Ltd.

33 Havazelet Hasharon St.

Herzliya, Israel 46105

972-9-9501735

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 2 of 31

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yosef A. Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,497,281
	8	SHARED VOTING POWER 28,500,285
	9	SOLE DISPOSITIVE POWER 5,497,281
	10	SHARED DISPOSITIVE POWER 28,500,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,997,566 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 3 of 31

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Ohad Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 28,500,285
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 28,500,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,285 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 4 of 31

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Noa Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 28,500,285
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 28,500,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,285 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 5 of 31

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yoav Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 28,500,285
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 28,500,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,285 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.1%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 6 of 31

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Di-Rapallo Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 9,650,132
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 9,650,132
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,132 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 7 of 31

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Merhav (M.N.F.) Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,137,906
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 5,137,906
	10	SHARED DISPOSITIVE POWER None.
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,137,906 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 8 of 31

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) De Majorca Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 18,850,153
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 18,850,153
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,850,153 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 9 of 31

This statement constitutes Amendment No. 8 to the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by the Reporting Persons in connection with the ownership of the Class A stock, $1.00 par value (the “Class A Stock”), of Ampal-American Israel Corporation, a New York corporation (the “Issuer”). Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (b), (c), (f) This Schedule 13D is being filed by or on the behalf of Mr. Yosef A. Maiman, a citizen of the State of Israel and the Republic of Peru (“Mr. Maiman”), Ohad Maiman, a citizen of the State of Israel, Noa Maiman, a citizen of the State of Israel, Yoav Maiman, a citizen of the State of Israel, Di-Rapallo Holdings Ltd., an Israeli corporation (“Di-Rapallo”), Merhav (M.N.F.) Ltd., an Israeli corporation (“Merhav”) and De Majorca Holdings Ltd., an Israeli corporation (“De Majorca”). Mr. Maiman, Ohad Maiman, Noa Maiman, Di-Rapallo, Merhav and De Majorca are hereinafter collectively referred to as the “Reporting Persons.”

The business address of each Reporting Person is 33 Havazelet Hasharon St., Herzliya, Israel.

Mr. Maiman is currently the President of Merhav and Chairman, President and Chief Executive Officer of the Issuer.

Ohad Maiman is currently a resident of New York, New York and is involved in the entertainment and media industries.

Noa Maiman is currently a student in London, England.

Yoav Maiman is currently a student in Israel.

Di-Rapallo was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of Di-Rapallo. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of Di-Rapallo (which are owned by Ohad Maiman, son of Mr. Maiman, Noa Maiman, daughter of Mr. Maiman and Yoav Maiman, son of Mr. Maiman). Mr. Maiman, Ohad Maiman, Noa Maiman and Yoav Maiman are the sole directors of Di-Rapallo.

Merhav is an international project development company based in Israel, which is wholly-owned by Mr. Maiman.

De Majorca was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of De Majorca. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of De Majorca (which are owned by Ohad Maiman, Noa Maiman and Yoav Maiman). Mr. Maiman, Ohad Maiman, Noa Maiman and Yoav Maiman are the sole directors of De Majorca.

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 10 of 31

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described below in Item 4 of this Schedule 13D, the Issuer, through Merhav Ampal Energy, Ltd., a wholly-owned subsidiary of the Issuer (“MAE”), completed a transaction with Merhav for the purchase from Merhav of an additional portion of Merhav’s interest in East Mediterranean Gas Co. S.A.E., an Egyptian joint stock company (“EMG”). In consideration for the interest in EMG, the Issuer paid to Merhav $68.3 million in cash, issued a convertible promissory note to Merhav in the principal amount of $20 million (the “Convertible Promissory Note”) and agreed to issue to Merhav, subject to the approval of the Issuer’s shareholders, 8,602,151 shares of Class A Stock (the “New Merhav Shares”).

As described below in Item 4 of this Schedule 13D, Merhav assigned to De Majorca, subject to obtaining shareholder approval of the issuance of the 8,602,151 New Merhav Shares, (i) its right to receive the 8,602,151 New Merhav Shares and (ii) the 10,248,002 shares of Class A Stock then owned by Merhav (the “Existing Merhav Shares”). The assignment was made by Merhav to De Majorca in consideration of De Majorca's obligation to pay to Merhav $87,653,211.45 (based on a price per share of $4.65).

As described below in Item 4 of this Schedule 13D, Merhav entered into a trading plan meeting the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, (the “Trading Plan”) with Citigroup Global Markets, Inc. on June 13, 2008 for the purchase of shares of Class A Stock. As of August 14, 2008, Merhav has purchased 648,887 shares of Class A Stock through the Trading Plan for an approximate aggregate purchase price of $3,294,948. In addition to purchases made through the Trading Plan, Merhav has purchased 12,630 shares of Class A Stock for an approximate aggregate purchase price of $61,473 on the Tel Aviv Stock Exchange (the “TASE”), as of August 14, 2008. All such purchases made by Merhav through the Trading Plan and outside of the Trading Plan on the TASE were for cash, and the funds for these purchases were obtained through short term loans from Union Bank of Israel Ltd. (“UBI”). The loans have a term of one year and carry an interest rate of LIBOR plus 2.00% per annum.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

EMG Transaction

On November 28, 2006, the Issuer, through MAE, entered into a Stock Purchase Agreement with Merhav for the purchase from Merhav of an additional portion of Merhav’s interest in EMG pursuant to an option granted to the Issuer by Merhav in August 2006. The transaction closed on December 21, 2006.

Under the terms of this transaction, the Issuer acquired from Merhav the beneficial ownership of an additional 5.9% of the outstanding shares of EMG's capital stock. The purchase price for the EMG shares was approximately $128.3 million, of which approximately $68.3 million was paid to Merhav in cash, $40 million was paid in the form of the 8,602,151 New Merhav Shares (based on a price of $4.65 per share) and the balance was paid in the form of the Convertible Promissory Note, which, at the option of Merhav, was payable in cash, additional shares of Class A Stock (based on a price per share of $4.65 per share), or a combination thereof. The Convertible Promissory Note bore interest at 6 months LIBOR (5.375%) and matured on September 20, 2007. The number of shares that could be acquired upon conversion of the Convertible Promissory Note in full (including 175,314 shares representing the accrued interest payable through the maturity date on the Convertible Promissory Note) was 4,476,389 shares of

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 11 of 31

Class A Stock. The Issuer had the option to pre-pay the Convertible Promissory Note at any time in whole or in part and Merhav was not able to exercise the Convertible Promissory Note until after shareholder approval was obtained. The issuance of the shares in the EMG transaction was approved at a special meeting of the shareholders of the Issuer on February 7, 2007. On September 20, 2007, Merhav exercised its option to convert the outstanding balance of $20,815,208 (which included accrued interest) on the Convertible Promissory Note into 4,476,389 shares of Class A Stock of the Issuer and was issued such shares in exchange for the Convertible Promissory Note. As permitted under the Stock Purchase Agreement, Merhav assigned its right to the 8,602,151 New Merhav Shares to De Majorca as part of its restructuring (which is discussed below in greater detail). Merhav continues to own the 4,476,389 shares of Class A Stock issued upon conversion of the Convertible Promissory Note.

A copy of each of the Stock Purchase Agreement and the Convertible Promissory Note were previously filed as Exhibits 1 and 2 to Amendment No. 6 to this Schedule 13D. The description of the Stock Purchase Agreement and the Convertible Promissory Note set forth in this Schedule 13D are qualified in their entirety by reference to the full text of the respective transaction documents.

Merhav Restructuring and Transfer of Merhav Shares to De Majorca

In connection with a restructuring of Merhav’s holdings, Merhav assigned to De Majorca, subject to obtaining shareholder approval of the issuance of the 8,602,151 New Merhav Shares, (i) its right to receive the 8,602,151 New Merhav Shares and (ii) the 10,248,002 Existing Merhav Shares (collectively, the “Merhav Assignment”). The Merhav Assignment was made in consideration of De Majorca's obligation to pay Merhav $87,653,211.45 (based on a price per share of $4.65).

As stated above, the Issuer’s shareholders approved the issuance of the 8,602,151 New Merhav Shares on February 7, 2007. The transfer by Merhav to De Majorca of the legal title to the 10,248,002 Existing Merhav Shares and the issuance by the Issuer to De Majorca of the 8,602,151 New Merhav Shares were consummated simultaneously on March 27, 2007.

A copy of the assignment agreement relating to the Merhav Assignment was previously filed as Exhibit 1 to Amendment 7 to this Schedule 13D. The description of the Merhav Assignment set forth in this Schedule 13D is qualified in its entirety by reference to the full text of the assignment agreement.

Noy Liquidation; Repayment of Loans and Transfer of Noy Shares to Di-Rapallo

On December 26, 2006, Yosef A. Maiman made a loan to Y.M. Noy Investments Ltd., an Israeli corporation (“Noy”) in the amount of $45,452,238 (the “YM Loan”) to permit Noy to repay its existing indebtedness to Bank Leumi Israel B.M. (the “Bank”) relating to the acquisition of Noy’s 11,750,132 shares of Class A Stock (the “Noy Shares”) in the amount of $45,451,987. Noy used the proceeds to pay off its loan from the Bank in full. As a result, the 11,750,132 Noy Shares were held by Noy free and clear of the Bank’s lien and all related guaranties and pledges made by Mr. Maiman and Merhav with respect to this Bank loan were terminated.

On December 29, 2006, Noy initiated liquidation proceedings pursuant to Israeli law. In connection with such liquidation, Mr. Maiman requested, in partial satisfaction of the property Mr. Maiman is entitled to receive in connection with such liquidation as lender under the YM Loan and as sole economic owner of Noy, that Noy deliver the 11,750,132 Noy Shares to Di-Rapallo, which had a value of US$55,989,379 (based on a price of $4.765 per share). The assignment of the 11,750,132 Noy Shares to Di-Rapallo occurred on January 10, 2007, pursuant to the terms of an assignment agreement between the parties.

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 12 of 31

A copy of the assignment agreement was previously filed as Exhibit 2 to Amendment 7 to this Schedule 13D. The description of this assignment set forth in this Schedule 13D is qualified in its entirety by reference to the full text of the assignment agreement.

Sale of Class A Stock by Di-Rapallo

On February 28, 2007, the Issuer filed with the Securities and Exchange Commission a registration statement on Form S-3 (the “Registration Statement”) registering 7,000,000 shares of Class A Stock held by Di-Rapallo (the “Registered Shares”). The Registration Statement became effective on June 5, 2007. On June 10, 2007, Di-Rapallo disposed of 2,100,000 of the Registered Shares on the TASE for total consideration of $11,758,388, or approximately $5.60 per share. After the transaction, Di-Rapallo paid to the buyer of the 2,100,000 Registered Shares a distribution fee of $924,660, which includes any value added tax.

Merhav’s Trading Plan and Purchases on the TASE

On June 13, 2008, Merhav entered into the Trading Plan with Citigroup Global Markets, Inc. for the purchase of shares of Class A Stock, pursuant to which Merhav has purchased 648,887 shares of Class A Stock for an approximate aggregate purchase price of $3,294,948, as of August 14, 2008. In addition to shares purchased through the Trading Plan, Merhav has purchased 12,630 shares of Class A Stock for an approximate aggregate purchase price of $61,473 on the TASE, as of August 14, 2008. Annex A annexed hereto sets forth all such purchases made by Merhav through the Trading Plan on the NASDAQ Global Market (the “NASDAQ”) and outside of the Trading Plan on the TASE.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)       Based on 58,086,165 shares of Class A Stock outstanding as of July 28, 2008 (as set forth in the Issuer’s quarterly report on Form 10-Q for the three months ended June 30, 2008, filed on August 5, 2008), and after taking into account the potential issuance of an additional 359,375 shares of Class A Stock underlying the Options which are deemed to be beneficially owned by Mr. Maiman as of the date hereof (as described in Item 5(b) below), the group comprised of the Reporting Persons is the beneficial owner of 33,997,566 shares of Class A Stock, representing approximately 58.2% of the issued and outstanding Class A Stock. As described in Item 5(b) below, (i) Mr. Maiman may be deemed to be the beneficial owner of 33,997,566 shares of Class A Stock, representing approximately 58.2% of the issued and outstanding Class A Stock, (ii) each of Ohad Maiman, Noa Maiman and Yoav Maiman may be deemed to be the beneficial owner of 28,500,285 shares of Class A Stock, representing approximately 49.1% of the issued and outstanding Class A Stock, (iii) Di-Rapallo may be deemed the beneficial owner of 9,650,132 shares of Class A Stock, representing approximately 16.6% of the issued and outstanding Class A Stock, (iv) Merhav may be deemed to be the beneficial owner of 5,137,906 shares of Class A Stock, representing approximately 8.8% of the issued and outstanding Class A Stock and (v) De Majorca may be deemed to be the beneficial owner of 18,850,153 shares of Class A Stock, representing approximately 32.5% of the issued and outstanding Class A Stock.

(b) Merhav and Mr. Maiman (by virtue of his 100% ownership interest in Merhav) each have the sole power to vote or direct the vote or to dispose or to direct the disposition of the 5,137,906 shares of Class A Stock beneficially owned by Merhav (the “Merhav Shares”). By virtue of the formation of the group, each of Ohad Maiman, Noa Maiman, Yoav Maiman, Di-Rapallo and De Majorca may be deemed

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 13 of 31

to share the power to vote the Merhav Shares but have no rights with respect to the disposition of the Merhav Shares. Each of Ohad Maiman, Noa Maiman, Yoav Maiman, De Majorca and Di-Rapallo expressly disclaims beneficial ownership of the Merhav Shares and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Persons beneficially own the Merhav Shares.

De Majorca has the sole power to vote or direct the vote or to dispose or to direct the disposition of 18,850,153 shares of Class A Stock (the “De Majorca Shares”). Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of De Majorca. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of De Majorca (which are owned by Ohad Maiman, Noa Maiman and Yoav Maiman). Mr. Maiman by virtue of his ownership of one-fourth of the voting shares of De Majorca and the option to acquire the remaining voting shares of De Majorca may be deemed to share with De Majorca and the other individuals the power to vote or direct the vote and to dispose of or to direct the disposition of all of the De Majorca Shares. Ohad Maiman, Noa Maiman and Yoav Maiman, each by virtue of their respective ownership of one-fourth of the voting shares of De Majorca, may be deemed to share with De Majorca and the other individuals the power to vote or direct the vote and to dispose or direct the disposition of all of the De Majorca Shares. Additionally, by virtue of the formation of the group, Merhav and Di-Rapallo may be deemed to share the power to vote the De Majorca Shares but have no rights with respect to the disposition of the De Majorca Shares. Each of Merhav and Di-Rapallo expressly disclaim beneficial ownership of the De Majorca Shares and the filing of this Schedule 13D shall not be construed as an admission that Merhav or Di-Rapallo beneficially own the De Majorca Shares.

Di-Rapallo has the sole power to vote or direct the vote or to dispose or to direct the disposition of 9,650,132 shares of Class A Stock (the “Di-Rapallo Shares”). Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of Di-Rapallo. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of Di-Rapallo (which are owned by Ohad Maiman, Noa Maiman and Yoav Maiman). Mr. Maiman by virtue of his ownership of one-fourth of the voting shares of Di-Rapallo and the option to acquire the remaining voting shares of Di-Rapallo may be deemed to share with Di-Rapallo and the other individuals the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Di-Rapallo Shares. Ohad Maiman, Noa Maiman and Yoav Maiman, each by virtue of their respective ownership of one-fourth of the voting shares of Di-Rapallo, may be deemed to share with Di-Rapallo and the other individuals the power to vote or direct the vote and to dispose or direct the disposition of all of the Di-Rapallo Shares. Additionally, by virtue of the formation of the group, Merhav and De Majorca may be deemed to share the power to vote the Di-Rapallo Shares but have no rights with respect to the disposition of the Di-Rapallo Shares. Each of Merhav and De Majorca expressly disclaim beneficial ownership of the Di-Rapallo Shares and the filing of this Schedule 13D shall not be construed as an admission that Merhav or De Majorca beneficially owns the Di-Rapallo Shares.

On August 16, 2002, Mr. Maiman was granted options to purchase 250,000 shares of Class A Stock at $3.12 per share, which options vested in equal installments of 15,625 shares of Class A Stock beginning on November 16, 2002 and each three month anniversary thereafter, with the last installment vesting on August 16, 2006. On December 12, 2006, Mr. Maiman was granted additional options to purchase 250,000 shares of Class A Stock at $5.06 per share, which options vested in equal installments of 15,625 shares of Class A Stock beginning on March 12, 2007 and each three month anniversary thereafter, with the last installment vesting on December 12, 2010. As of the date hereof, Mr. Maiman has not exercised any of the foregoing 500,000 options (collectively, the “Options”), of which 359,375 are beneficially owned by Mr. Maiman as of the date hereof. By virtue of the formation of the group, each of Merhav, Di-Rapallo, De Majorca, Ohad Maiman, Noa Maiman and Yoav Maiman may be deemed to share the power to vote the Options but have no rights with respect to the disposition of the Options. Each of Merhav, Di-Rapallo, De Majorca, Ohad Maiman, Noa Maiman and Yoav Maiman expressly disclaims beneficial ownership of the Options and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Persons beneficially own the Options.

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 14 of 31

(c) Other than as described in this Schedule 13D and in Annex A annexed hereto, none of the Reporting Persons has effected any transactions in the shares of Class A Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described in Item 3 above, Merhav is financing its open market purchases made on the NASDAQ through its Trading Plan and its open market purchases made on the TASE outside of the Trading Plan with short term loans from UBI. As stated above, the loans have a term of one year and carry an interest rate of LIBOR plus 2.00% per annum.

As previously disclosed, in recognition of the Maiman family’s strong connection with the Issuer and the Reporting Persons’ common goals and objectives as shareholders, the Reporting Persons have agreed, in order to ensure the orderly management and operation of the Issuer, that they shall vote together in the same manner at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer. In light of their agreement to vote together, the Reporting Persons hereby acknowledge that they have formed a “group” within the meaning of Rule 13d-5(b)(1) of the Act.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of August 15, 2008, among Yosef A. Maiman, Di-Rapallo Holdings Ltd., Merhav (m.n.f.) Ltd., De Majorca Holdings Ltd., Ohad Maiman, Noa Maiman and Yoav Maiman.

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 15 of 31

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2008

/s/ Yosef A. Maiman
Yosef A. Maiman

/s/ Ohad Maiman
Ohad Maiman

/s/ Noa Maiman
Noa Maiman

/s/ Yoav Maiman
Yoav Maiman

DI-RAPALLO HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

MERHAV (M.N.F.) LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Chariman of the Board of Directors

DE MAJORCA HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 16 of 31

ANNEX A

The following is a list of open market purchases of shares of Class A stock, $1.00 par value (the “Class A Stock”), of Ampal-American Israel Corporation, a New York corporation (the “Issuer”), effected by Merhav (M.N.F.) Ltd., an Israeli corporation (“Merhav”), during the 60 days prior to the date hereof. Purchases made on the NASDAQ Global Market (the “NASDAQ”) (as indicated in the table below) were effected pursuant to a trading plan meeting the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, (the “Trading Plan”) entered into with Citigroup Global Markets, Inc. on June 13, 2008. In addition to purchases made on the NASDAQ through the Trading Plan, Merhav also made open market purchases of shares of Class A Stock on the Tel Aviv Stock Exchange (the “TASE”), as indicated in the table below.

No.	Shares Purchased	Price Per Share	Date	Exchange
1	300	$4.36	6/13/2008	NASDAQ
2	107	$4.39	6/13/2008	NASDAQ
3	200	$4.40	6/13/2008	NASDAQ
4	659	$4.41	6/13/2008	NASDAQ
5	910	$4.42	6/13/2008	NASDAQ
6	1,764	$4.43	6/13/2008	NASDAQ
7	2,361	$4.44	6/13/2008	NASDAQ
8	1,269	$4.45	6/13/2008	NASDAQ
9	83	$4.47	6/13/2008	NASDAQ
10	400	$4.69	6/16/2008	NASDAQ
11	900	$4.71	6/16/2008	NASDAQ
12	1,800	$4.72	6/16/2008	NASDAQ
13	1,800	$4.73	6/16/2008	NASDAQ
14	1,728	$4.74	6/16/2008	NASDAQ
15	100	$4.75	6/16/2008	NASDAQ
16	1,674	$4.76	6/16/2008	NASDAQ
17	1,098	$4.77	6/16/2008	NASDAQ
18	700	$4.78	6/16/2008	NASDAQ
19	1,120	$4.79	6/16/2008	NASDAQ
20	410	$4.74	6/17/2008	NASDAQ
21	300	$4.75	6/17/2008	NASDAQ
22	547	$4.76	6/17/2008	NASDAQ
23	1,400	$4.77	6/17/2008	NASDAQ
24	900	$4.78	6/17/2008	NASDAQ
25	5,066	$4.79	6/17/2008	NASDAQ
26	100	$4.80	6/17/2008	NASDAQ
27	923	$4.81	6/17/2008	NASDAQ
28	500	$4.82	6/17/2008	NASDAQ
29	158	$4.70	6/18/2008	NASDAQ
30	900	$4.71	6/18/2008	NASDAQ
31	923	$4.72	6/18/2008	NASDAQ
32	4,259	$4.73	6/18/2008	NASDAQ
33	3,194	$4.74	6/18/2008	NASDAQ
34	173	$4.75	6/18/2008	NASDAQ
35	1,300	$4.76	6/18/2008	NASDAQ
36	200	$4.77	6/18/2008	NASDAQ
37	184	$4.69	6/19/2008	NASDAQ
38	200	$4.72	6/19/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 17 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
39	1,500	$4.73	6/19/2008	NASDAQ
40	3,100	$4.74	6/19/2008	NASDAQ
41	1,101	$4.75	6/19/2008	NASDAQ
42	4,500	$4.76	6/19/2008	NASDAQ
43	56	$4.49	6/20/2008	NASDAQ
44	1,202	$4.50	6/20/2008	NASDAQ
45	224	$4.51	6/20/2008	NASDAQ
46	200	$4.52	6/20/2008	NASDAQ
47	230	$4.53	6/20/2008	NASDAQ
48	400	$4.54	6/20/2008	NASDAQ
49	600	$4.55	6/20/2008	NASDAQ
50	300	$4.56	6/20/2008	NASDAQ
51	292	$4.57	6/20/2008	NASDAQ
52	698	$4.58	6/20/2008	NASDAQ
53	1,100	$4.59	6/20/2008	NASDAQ
54	700	$4.60	6/20/2008	NASDAQ
55	500	$4.61	6/20/2008	NASDAQ
56	800	$4.62	6/20/2008	NASDAQ
57	995	$4.63	6/20/2008	NASDAQ
58	400	$4.74	6/20/2008	NASDAQ
59	300	$4.76	6/20/2008	NASDAQ
60	300	$4.84	6/20/2008	NASDAQ
61	100	$4.88	6/20/2008	NASDAQ
62	100	$4.65	6/23/2008	NASDAQ
63	200	$4.67	6/23/2008	NASDAQ
64	200	$4.69	6/23/2008	NASDAQ
65	620	$4.75	6/23/2008	NASDAQ
66	256	$4.76	6/23/2008	NASDAQ
67	980	$4.77	6/23/2008	NASDAQ
68	300	$4.79	6/23/2008	NASDAQ
69	3,498	$4.80	6/23/2008	NASDAQ
70	1,516	$4.81	6/23/2008	NASDAQ
71	850	$4.82	6/23/2008	NASDAQ
72	2,897	$4.83	6/23/2008	NASDAQ
73	600	$4.84	6/23/2008	NASDAQ
74	200	$4.86	6/23/2008	NASDAQ
75	100	$4.78	6/24/2008	NASDAQ
76	1,144	$4.79	6/24/2008	NASDAQ
77	3,400	$4.80	6/24/2008	NASDAQ
78	900	$4.81	6/24/2008	NASDAQ
79	100	$4.83	6/24/2008	NASDAQ
80	400	$4.85	6/24/2008	NASDAQ
81	30	$4.83	6/24/2008	TASE
82	1,287	$4.81	6/24/2008	TASE
83	765	$4.82	6/24/2008	TASE
84	100	$4.75	6/25/2008	NASDAQ
85	100	$4.77	6/25/2008	NASDAQ
86	1,200	$4.80	6/25/2008	NASDAQ
87	300	$4.81	6/25/2008	NASDAQ
88	517	$4.82	6/25/2008	NASDAQ
89	400	$4.83	6/25/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 18 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
90	400	$4.83	6/25/2008	NASDAQ
91	4,100	$4.84	6/25/2008	NASDAQ
92	260	$4.84	6/25/2008	NASDAQ
93	200	$4.85	6/25/2008	NASDAQ
94	100	$4.86	6/25/2008	NASDAQ
95	965	$4.87	6/25/2008	NASDAQ
96	640	$4.88	6/25/2008	NASDAQ
97	2,835	$4.89	6/25/2008	NASDAQ
98	100	$4.90	6/25/2008	NASDAQ
99	1,470	$4.82	6/25/2008	TASE
100	400	$4.82	6/25/2008	TASE
101	1,078	$4.87	6/25/2008	TASE
102	397	$4.84	6/26/2008	NASDAQ
103	100	$4.855	6/26/2008	NASDAQ
104	400	$4.86	6/26/2008	NASDAQ
105	400	$4.8625	6/26/2008	NASDAQ
106	500	$4.87	6/26/2008	NASDAQ
107	100	$4.89	6/26/2008	NASDAQ
108	320	$4.90	6/26/2008	NASDAQ
109	1,100	$4.91	6/26/2008	NASDAQ
110	1,000	$4.9175	6/26/2008	NASDAQ
111	1,100	$4.92	6/26/2008	NASDAQ
112	1,096	$4.93	6/26/2008	NASDAQ
113	770	$4.94	6/26/2008	NASDAQ
114	700	$4.95	6/26/2008	NASDAQ
115	300	$4.96	6/26/2008	NASDAQ
116	100	$4.9625	6/26/2008	NASDAQ
117	1,604	$4.97	6/26/2008	NASDAQ
118	300	$4.9725	6/26/2008	NASDAQ
119	200	$4.975	6/26/2008	NASDAQ
120	1,730	$4.98	6/26/2008	NASDAQ
121	2,270	$4.90	6/26/2008	TASE
122	2,500	$4.89	6/26/2008	TASE
123	2,000	$4.89	6/26/2008	TASE
124	830	$4.89	6/26/2008	TASE
125	300	$4.55	6/27/2008	NASDAQ
126	700	$4.58	6/27/2008	NASDAQ
127	500	$4.59	6/27/2008	NASDAQ
128	100	$4.61	6/27/2008	NASDAQ
129	101	$4.62	6/27/2008	NASDAQ
130	100	$4.63	6/27/2008	NASDAQ
131	703	$4.64	6/27/2008	NASDAQ
132	1,600	$4.65	6/27/2008	NASDAQ
133	1,358	$4.66	6/27/2008	NASDAQ
134	1,000	$4.67	6/27/2008	NASDAQ
135	100	$4.68	6/27/2008	NASDAQ
136	958	$4.69	6/27/2008	NASDAQ
137	997	$4.70	6/27/2008	NASDAQ
138	1,768	$4.71	6/27/2008	NASDAQ
139	332	$4.75	6/27/2008	NASDAQ
140	200	$4.76	6/27/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 19 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
141	1,226	$4.77	6/27/2008	NASDAQ
142	174	$4.78	6/27/2008	NASDAQ
143	25	$4.50	6/30/2008	NASDAQ
144	1,409	$4.51	6/30/2008	NASDAQ
145	3,500	$4.52	6/30/2008	NASDAQ
146	4,566	$4.53	6/30/2008	NASDAQ
147	500	$4.54	6/30/2008	NASDAQ
148	98	$4.55	6/30/2008	NASDAQ
149	574	$4.59	6/30/2008	NASDAQ
150	1,200	$4.60	6/30/2008	NASDAQ
151	700	$4.61	6/30/2008	NASDAQ
152	2,900	$4.62	6/30/2008	NASDAQ
153	400	$4.64	6/30/2008	NASDAQ
154	300	$4.77	6/30/2008	NASDAQ
155	100	$4.37	7/1/2008	NASDAQ
156	470	$4.38	7/1/2008	NASDAQ
157	800	$4.39	7/1/2008	NASDAQ
158	1,500	$4.40	7/1/2008	NASDAQ
159	2,561	$4.41	7/1/2008	NASDAQ
160	3,000	$4.42	7/1/2008	NASDAQ
161	1,305	$4.43	7/1/2008	NASDAQ
162	100	$4.435	7/1/2008	NASDAQ
163	1,851	$4.44	7/1/2008	NASDAQ
164	3,706	$4.45	7/1/2008	NASDAQ
165	479	$4.47	7/1/2008	NASDAQ
166	100	$4.32	7/2/2008	NASDAQ
167	400	$4.33	7/2/2008	NASDAQ
168	300	$4.34	7/2/2008	NASDAQ
169	400	$4.37	7/2/2008	NASDAQ
170	200	$4.39	7/2/2008	NASDAQ
171	600	$4.41	7/2/2008	NASDAQ
172	1,966	$4.42	7/2/2008	NASDAQ
173	208	$4.43	7/2/2008	NASDAQ
174	200	$4.44	7/2/2008	NASDAQ
175	407	$4.45	7/2/2008	NASDAQ
176	300	$4.46	7/2/2008	NASDAQ
177	300	$4.49	7/2/2008	NASDAQ
178	900	$4.50	7/2/2008	NASDAQ
179	500	$4.53	7/2/2008	NASDAQ
180	100	$4.55	7/2/2008	NASDAQ
181	500	$4.56	7/2/2008	NASDAQ
182	800	$4.57	7/2/2008	NASDAQ
183	100	$4.58	7/2/2008	NASDAQ
184	500	$4.59	7/2/2008	NASDAQ
185	100	$4.61	7/2/2008	NASDAQ
186	700	$4.62	7/2/2008	NASDAQ
187	100	$4.46	7/3/2008	NASDAQ
188	600	$4.48	7/3/2008	NASDAQ
189	1,482	$4.49	7/3/2008	NASDAQ
190	600	$4.51	7/3/2008	NASDAQ
191	2,721	$4.52	7/3/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 20 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
192	100	$4.535	7/3/2008	NASDAQ
193	1,213	$4.54	7/3/2008	NASDAQ
194	600	$4.55	7/3/2008	NASDAQ
195	4,000	$4.56	7/3/2008	NASDAQ
196	700	$4.57	7/3/2008	NASDAQ
197	2,600	$4.58	7/3/2008	NASDAQ
198	556	$4.59	7/3/2008	NASDAQ
199	500	$4.60	7/3/2008	NASDAQ
200	100	$4.61	7/3/2008	NASDAQ
201	300	$4.65	7/3/2008	NASDAQ
202	202	$4.33	7/7/2008	NASDAQ
203	100	$4.34	7/7/2008	NASDAQ
204	901	$4.35	7/7/2008	NASDAQ
205	2,260	$4.36	7/7/2008	NASDAQ
206	3,300	$4.37	7/7/2008	NASDAQ
207	2,300	$4.38	7/7/2008	NASDAQ
208	376	$4.39	7/7/2008	NASDAQ
209	3,000	$4.40	7/7/2008	NASDAQ
210	100	$4.43	7/7/2008	NASDAQ
211	2,100	$4.44	7/7/2008	NASDAQ
212	200	$4.47	7/7/2008	NASDAQ
213	700	$4.46	7/8/2008	NASDAQ
214	100	$4.47	7/8/2008	NASDAQ
215	589	$4.48	7/8/2008	NASDAQ
216	2,100	$4.49	7/8/2008	NASDAQ
217	15,205	$4.50	7/8/2008	NASDAQ
218	14	$4.55	7/9/2008	NASDAQ
219	300	$4.57	7/9/2008	NASDAQ
220	536	$4.58	7/9/2008	NASDAQ
221	314	$4.59	7/9/2008	NASDAQ
222	1,886	$4.60	7/9/2008	NASDAQ
223	586	$4.61	7/9/2008	NASDAQ
224	500	$4.62	7/9/2008	NASDAQ
225	1,100	$4.78	7/9/2008	NASDAQ
226	100	$4.79	7/9/2008	NASDAQ
227	1,358	$4.82	7/9/2008	NASDAQ
228	100	$4.83	7/9/2008	NASDAQ
229	600	$4.85	7/9/2008	NASDAQ
230	800	$4.86	7/9/2008	NASDAQ
231	700	$4.87	7/9/2008	NASDAQ
232	300	$4.90	7/9/2008	NASDAQ
233	600	$4.91	7/9/2008	NASDAQ
234	2,400	$4.92	7/9/2008	NASDAQ
235	1,800	$4.93	7/9/2008	NASDAQ
236	4,700	$4.95	7/9/2008	NASDAQ
237	100	$4.49	7/10/2008	NASDAQ
238	309	$4.50	7/10/2008	NASDAQ
239	600	$4.51	7/10/2008	NASDAQ
240	5,254	$4.52	7/10/2008	NASDAQ
241	700	$4.54	7/10/2008	NASDAQ
242	4,500	$4.55	7/10/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 21 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
243	500	$4.56	7/10/2008	NASDAQ
244	631	$4.57	7/10/2008	NASDAQ
245	1,200	$4.59	7/10/2008	NASDAQ
246	3,001	$4.60	7/10/2008	NASDAQ
247	600	$4.62	7/10/2008	NASDAQ
248	900	$4.68	7/10/2008	NASDAQ
249	100	$4.69	7/10/2008	NASDAQ
250	100	$4.76	7/10/2008	NASDAQ
251	99	$4.79	7/10/2008	NASDAQ
252	100	$4.86	7/10/2008	NASDAQ
253	400	$4.43	7/11/2008	NASDAQ
254	500	$4.44	7/11/2008	NASDAQ
255	1,037	$4.45	7/11/2008	NASDAQ
256	1,400	$4.49	7/11/2008	NASDAQ
257	13,163	$4.50	7/11/2008	NASDAQ
258	17	$4.52	7/11/2008	NASDAQ
259	1	$4.53	7/11/2008	NASDAQ
260	400	$4.54	7/11/2008	NASDAQ
261	776	$4.59	7/11/2008	NASDAQ
262	1,000	$4.63	7/11/2008	NASDAQ
263	200	$4.47	7/14/2008	NASDAQ
264	603	$4.49	7/14/2008	NASDAQ
265	1,840	$4.50	7/14/2008	NASDAQ
266	6,297	$4.51	7/14/2008	NASDAQ
267	600	$4.52	7/14/2008	NASDAQ
268	3,600	$4.53	7/14/2008	NASDAQ
269	1,400	$4.55	7/14/2008	NASDAQ
270	201	$4.56	7/14/2008	NASDAQ
271	2,299	$4.57	7/14/2008	NASDAQ
272	400	$4.58	7/14/2008	NASDAQ
273	400	$4.60	7/14/2008	NASDAQ
274	300	$4.66	7/14/2008	NASDAQ
275	89	$4.69	7/14/2008	NASDAQ
276	511	$4.70	7/14/2008	NASDAQ
277	100	$4.72	7/14/2008	NASDAQ
278	700	$4.43	7/15/2008	NASDAQ
279	1,308	$4.47	7/15/2008	NASDAQ
280	800	$4.48	7/15/2008	NASDAQ
281	730	$4.49	7/15/2008	NASDAQ
282	3,462	$4.50	7/15/2008	NASDAQ
283	20	$4.53	7/15/2008	NASDAQ
284	100	$4.56	7/15/2008	NASDAQ
285	900	$4.57	7/15/2008	NASDAQ
286	400	$4.60	7/15/2008	NASDAQ
287	380	$4.64	7/15/2008	NASDAQ
288	500	$4.70	7/15/2008	NASDAQ
289	200	$4.74	7/15/2008	NASDAQ
290	94	$4.76	7/15/2008	NASDAQ
291	500	$4.77	7/15/2008	NASDAQ
292	100	$4.80	7/15/2008	NASDAQ
293	1,100	$4.81	7/15/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 22 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
294	113	$4.83	7/15/2008	NASDAQ
295	400	$4.84	7/15/2008	NASDAQ
296	1,127	$4.85	7/15/2008	NASDAQ
297	900	$4.86	7/15/2008	NASDAQ
298	1,306	$4.87	7/15/2008	NASDAQ
299	1,500	$4.88	7/15/2008	NASDAQ
300	100	$4.89	7/15/2008	NASDAQ
301	900	$4.90	7/15/2008	NASDAQ
302	100	$4.91	7/15/2008	NASDAQ
303	400	$4.92	7/15/2008	NASDAQ
304	600	$4.93	7/15/2008	NASDAQ
305	100	$4.95	7/15/2008	NASDAQ
306	123	$4.58	7/16/2008	NASDAQ
307	123	$4.61	7/16/2008	NASDAQ
308	100	$4.63	7/16/2008	NASDAQ
309	223	$4.64	7/16/2008	NASDAQ
310	400	$4.65	7/16/2008	NASDAQ
311	1,277	$4.66	7/16/2008	NASDAQ
312	500	$4.67	7/16/2008	NASDAQ
313	577	$4.68	7/16/2008	NASDAQ
314	100	$4.71	7/16/2008	NASDAQ
315	77	$4.73	7/16/2008	NASDAQ
316	740	$4.86	7/16/2008	NASDAQ
317	100	$4.87	7/16/2008	NASDAQ
318	1,900	$4.89	7/16/2008	NASDAQ
319	1,500	$4.91	7/16/2008	NASDAQ
320	2,200	$4.92	7/16/2008	NASDAQ
321	4,600	$4.93	7/16/2008	NASDAQ
322	4,300	$4.94	7/16/2008	NASDAQ
323	1,115	$4.78	7/17/2008	NASDAQ
324	700	$4.80	7/17/2008	NASDAQ
325	84	$4.82	7/17/2008	NASDAQ
326	271	$4.83	7/17/2008	NASDAQ
327	100	$4.84	7/17/2008	NASDAQ
328	400	$4.85	7/17/2008	NASDAQ
329	100	$4.86	7/17/2008	NASDAQ
330	1,230	$4.87	7/17/2008	NASDAQ
331	200	$4.88	7/17/2008	NASDAQ
332	300	$4.94	7/17/2008	NASDAQ
333	2,100	$4.97	7/17/2008	NASDAQ
334	400	$5.01	7/17/2008	NASDAQ
335	300	$5.05	7/17/2008	NASDAQ
336	100	$5.06	7/17/2008	NASDAQ
337	900	$5.07	7/17/2008	NASDAQ
338	300	$5.14	7/17/2008	NASDAQ
339	100	$5.19	7/17/2008	NASDAQ
340	500	$5.20	7/17/2008	NASDAQ
341	100	$5.24	7/17/2008	NASDAQ
342	200	$5.26	7/17/2008	NASDAQ
343	668	$5.27	7/17/2008	NASDAQ
344	600	$5.28	7/17/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 23 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
345	900	$5.30	7/17/2008	NASDAQ
346	172	$5.33	7/17/2008	NASDAQ
347	200	$5.34	7/17/2008	NASDAQ
348	49	$5.35	7/17/2008	NASDAQ
349	1,251	$5.36	7/17/2008	NASDAQ
350	1,400	$5.37	7/17/2008	NASDAQ
351	100	$5.40	7/17/2008	NASDAQ
352	300	$5.41	7/17/2008	NASDAQ
353	400	$5.42	7/17/2008	NASDAQ
354	200	$5.45	7/17/2008	NASDAQ
355	800	$5.46	7/17/2008	NASDAQ
356	400	$5.47	7/17/2008	NASDAQ
357	1,900	$5.48	7/17/2008	NASDAQ
358	3,200	$5.15	7/18/2008	NASDAQ
359	268	$5.16	7/18/2008	NASDAQ
360	432	$5.17	7/18/2008	NASDAQ
361	800	$5.18	7/18/2008	NASDAQ
362	300	$5.19	7/18/2008	NASDAQ
363	400	$5.20	7/18/2008	NASDAQ
364	400	$5.23	7/18/2008	NASDAQ
365	100	$5.24	7/18/2008	NASDAQ
366	400	$5.25	7/18/2008	NASDAQ
367	700	$5.26	7/18/2008	NASDAQ
368	2,137	$5.27	7/18/2008	NASDAQ
369	1,000	$5.28	7/18/2008	NASDAQ
370	600	$5.30	7/18/2008	NASDAQ
371	203	$5.31	7/18/2008	NASDAQ
372	5,100	$5.32	7/18/2008	NASDAQ
373	1,500	$5.33	7/18/2008	NASDAQ
374	800	$5.38	7/18/2008	NASDAQ
375	500	$5.41	7/18/2008	NASDAQ
376	654	$5.31	7/21/2008	NASDAQ
377	300	$5.33	7/21/2008	NASDAQ
378	1,600	$5.35	7/21/2008	NASDAQ
379	700	$5.38	7/21/2008	NASDAQ
380	1,240	$5.39	7/21/2008	NASDAQ
381	5,530	$5.40	7/21/2008	NASDAQ
382	500	$5.41	7/21/2008	NASDAQ
383	1,700	$5.42	7/21/2008	NASDAQ
384	5,400	$5.43	7/21/2008	NASDAQ
385	1,876	$5.44	7/21/2008	NASDAQ
386	800	$5.29	7/22/2008	NASDAQ
387	200	$5.30	7/22/2008	NASDAQ
388	800	$5.31	7/22/2008	NASDAQ
389	700	$5.33	7/22/2008	NASDAQ
390	235	$5.34	7/22/2008	NASDAQ
391	34	$5.39	7/22/2008	NASDAQ
392	366	$5.40	7/22/2008	NASDAQ
393	700	$5.42	7/22/2008	NASDAQ
394	100	$5.43	7/22/2008	NASDAQ
395	900	$5.47	7/22/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 24 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
396	1,012	$5.48	7/22/2008	NASDAQ
397	300	$5.49	7/22/2008	NASDAQ
398	400	$5.50	7/22/2008	NASDAQ
399	400	$5.62	7/22/2008	NASDAQ
400	1,300	$5.65	7/22/2008	NASDAQ
401	300	$5.68	7/22/2008	NASDAQ
402	200	$5.72	7/22/2008	NASDAQ
403	700	$5.74	7/22/2008	NASDAQ
404	593	$5.76	7/22/2008	NASDAQ
405	1,900	$5.77	7/22/2008	NASDAQ
406	2,160	$5.78	7/22/2008	NASDAQ
407	400	$5.79	7/22/2008	NASDAQ
408	900	$5.80	7/22/2008	NASDAQ
409	300	$5.84	7/22/2008	NASDAQ
410	200	$5.85	7/22/2008	NASDAQ
411	300	$5.87	7/22/2008	NASDAQ
412	1,000	$5.88	7/22/2008	NASDAQ
413	2,300	$5.89	7/22/2008	NASDAQ
414	800	$5.45	7/23/2008	NASDAQ
415	580	$5.46	7/23/2008	NASDAQ
416	200	$5.47	7/23/2008	NASDAQ
417	100	$5.48	7/23/2008	NASDAQ
418	1,600	$5.49	7/23/2008	NASDAQ
419	6,220	$5.50	7/23/2008	NASDAQ
420	100	$5.53	7/23/2008	NASDAQ
421	400	$5.55	7/23/2008	NASDAQ
422	385	$5.57	7/23/2008	NASDAQ
423	1,200	$5.58	7/23/2008	NASDAQ
424	1,000	$5.59	7/23/2008	NASDAQ
425	3,400	$5.60	7/23/2008	NASDAQ
426	200	$5.61	7/23/2008	NASDAQ
427	700	$5.62	7/23/2008	NASDAQ
428	1,900	$5.63	7/23/2008	NASDAQ
429	500	$5.65	7/23/2008	NASDAQ
430	400	$5.50	7/24/2008	NASDAQ
431	1,316	$5.51	7/24/2008	NASDAQ
432	200	$5.52	7/24/2008	NASDAQ
433	5	$5.54	7/24/2008	NASDAQ
434	300	$5.55	7/24/2008	NASDAQ
435	4,200	$5.56	7/24/2008	NASDAQ
436	1,005	$5.57	7/24/2008	NASDAQ
437	11,974	$5.58	7/24/2008	NASDAQ
438	100	$5.61	7/24/2008	NASDAQ
439	100	$5.74	7/25/2008	NASDAQ
440	100	$5.77	7/25/2008	NASDAQ
441	1,102	$5.81	7/25/2008	NASDAQ
442	1,059	$5.82	7/25/2008	NASDAQ
443	131	$5.83	7/25/2008	NASDAQ
444	798	$5.84	7/25/2008	NASDAQ
445	426	$5.86	7/25/2008	NASDAQ
446	100	$5.87	7/25/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 25 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
447	1,600	$5.88	7/25/2008	NASDAQ
448	1,200	$5.89	7/25/2008	NASDAQ
449	3,369	$5.90	7/25/2008	NASDAQ
450	1,700	$5.91	7/25/2008	NASDAQ
451	1,367	$5.92	7/25/2008	NASDAQ
452	1,000	$5.93	7/25/2008	NASDAQ
453	2,733	$5.94	7/25/2008	NASDAQ
454	1,500	$5.95	7/25/2008	NASDAQ
455	200	$5.96	7/25/2008	NASDAQ
456	515	$5.97	7/25/2008	NASDAQ
457	100	$5.98	7/25/2008	NASDAQ
458	400	$5.99	7/25/2008	NASDAQ
459	50	$5.49	7/28/2008	NASDAQ
460	750	$5.50	7/28/2008	NASDAQ
461	2,397	$5.51	7/28/2008	NASDAQ
462	400	$5.52	7/28/2008	NASDAQ
463	296	$5.53	7/28/2008	NASDAQ
464	503	$5.54	7/28/2008	NASDAQ
465	1,900	$5.55	7/28/2008	NASDAQ
466	1,100	$5.56	7/28/2008	NASDAQ
467	1,500	$5.57	7/28/2008	NASDAQ
468	900	$5.58	7/28/2008	NASDAQ
469	1,167	$5.59	7/28/2008	NASDAQ
470	5,437	$5.60	7/28/2008	NASDAQ
471	70	$5.53	7/29/2008	NASDAQ
472	600	$5.54	7/29/2008	NASDAQ
473	530	$5.55	7/29/2008	NASDAQ
474	100	$5.56	7/29/2008	NASDAQ
475	500	$5.57	7/29/2008	NASDAQ
476	500	$5.58	7/29/2008	NASDAQ
477	2,198	$5.59	7/29/2008	NASDAQ
478	3,780	$5.60	7/29/2008	NASDAQ
479	500	$5.61	7/29/2008	NASDAQ
480	4,732	$5.62	7/29/2008	NASDAQ
481	1,600	$5.63	7/29/2008	NASDAQ
482	1,290	$5.64	7/29/2008	NASDAQ
483	1,895	$5.55	7/30/2008	NASDAQ
484	1,805	$5.56	7/30/2008	NASDAQ
485	900	$5.57	7/30/2008	NASDAQ
486	1,000	$5.58	7/30/2008	NASDAQ
487	400	$5.59	7/30/2008	NASDAQ
488	5,000	$5.60	7/30/2008	NASDAQ
489	700	$5.61	7/30/2008	NASDAQ
490	3,900	$5.62	7/30/2008	NASDAQ
491	400	$5.63	7/30/2008	NASDAQ
492	300	$5.64	7/30/2008	NASDAQ
493	100	$5.67	7/30/2008	NASDAQ
494	155	$5.47	7/31/2008	NASDAQ
495	200	$5.48	7/31/2008	NASDAQ
496	37	$5.50	7/31/2008	NASDAQ
497	100	$5.53	7/31/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 26 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
498	100	$5.54	7/31/2008	NASDAQ
499	3,743	$5.55	7/31/2008	NASDAQ
500	5,000	$5.60	7/31/2008	NASDAQ
501	100	$5.61	7/31/2008	NASDAQ
502	300	$5.62	7/31/2008	NASDAQ
503	600	$5.63	7/31/2008	NASDAQ
504	1,100	$5.64	7/31/2008	NASDAQ
505	2,056	$5.65	7/31/2008	NASDAQ
506	100	$5.66	7/31/2008	NASDAQ
507	300	$5.67	7/31/2008	NASDAQ
508	1,309	$5.68	7/31/2008	NASDAQ
509	900	$5.69	7/31/2008	NASDAQ
510	300	$5.70	7/31/2008	NASDAQ
511	9	$5.59	8/1/2008	NASDAQ
512	4,666	$5.60	8/1/2008	NASDAQ
513	4,422	$5.61	8/1/2008	NASDAQ
514	1,603	$5.62	8/1/2008	NASDAQ
515	2,200	$5.63	8/1/2008	NASDAQ
516	3,500	$5.64	8/1/2008	NASDAQ
517	400	$5.19	8/4/2008	NASDAQ
518	300	$5.20	8/4/2008	NASDAQ
519	454	$5.21	8/4/2008	NASDAQ
520	500	$5.23	8/4/2008	NASDAQ
521	300	$5.24	8/4/2008	NASDAQ
522	2,189	$5.25	8/4/2008	NASDAQ
523	100	$5.26	8/4/2008	NASDAQ
524	1,911	$5.27	8/4/2008	NASDAQ
525	100	$5.28	8/4/2008	NASDAQ
526	300	$5.29	8/4/2008	NASDAQ
527	600	$5.30	8/4/2008	NASDAQ
528	500	$5.31	8/4/2008	NASDAQ
529	1,100	$5.32	8/4/2008	NASDAQ
530	700	$5.34	8/4/2008	NASDAQ
531	2,000	$5.35	8/4/2008	NASDAQ
532	300	$5.36	8/4/2008	NASDAQ
533	1,300	$5.37	8/4/2008	NASDAQ
534	225	$5.24	8/5/2008	NASDAQ
535	200	$5.25	8/5/2008	NASDAQ
536	575	$5.26	8/5/2008	NASDAQ
537	100	$5.28	8/5/2008	NASDAQ
538	103	$5.29	8/5/2008	NASDAQ
539	2,500	$5.30	8/5/2008	NASDAQ
540	1,997	$5.31	8/5/2008	NASDAQ
541	1,100	$5.33	8/5/2008	NASDAQ
542	500	$5.34	8/5/2008	NASDAQ
543	418	$5.35	8/5/2008	NASDAQ
544	1,000	$5.37	8/5/2008	NASDAQ
545	100	$5.39	8/5/2008	NASDAQ
546	1,000	$5.40	8/5/2008	NASDAQ
547	700	$5.44	8/5/2008	NASDAQ
548	254	$5.45	8/5/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 27 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
549	400	$5.46	8/5/2008	NASDAQ
550	200	$5.48	8/5/2008	NASDAQ
551	1,100	$5.49	8/5/2008	NASDAQ
552	582	$5.50	8/5/2008	NASDAQ
553	28	$5.16	8/6/2008	NASDAQ
554	100	$5.17	8/6/2008	NASDAQ
555	100	$5.19	8/6/2008	NASDAQ
556	272	$5.22	8/6/2008	NASDAQ
557	100	$5.24	8/6/2008	NASDAQ
558	100	$5.25	8/6/2008	NASDAQ
559	1,300	$5.28	8/6/2008	NASDAQ
560	920	$5.29	8/6/2008	NASDAQ
561	600	$5.30	8/6/2008	NASDAQ
562	780	$5.31	8/6/2008	NASDAQ
563	500	$5.32	8/6/2008	NASDAQ
564	120	$5.33	8/6/2008	NASDAQ
565	500	$5.34	8/6/2008	NASDAQ
566	500	$5.35	8/6/2008	NASDAQ
567	100	$5.38	8/6/2008	NASDAQ
568	810	$5.39	8/6/2008	NASDAQ
569	500	$5.40	8/6/2008	NASDAQ
570	100	$5.42	8/6/2008	NASDAQ
571	320	$5.47	8/6/2008	NASDAQ
572	600	$5.48	8/6/2008	NASDAQ
573	500	$5.49	8/6/2008	NASDAQ
574	2,280	$5.50	8/6/2008	NASDAQ
575	400	$5.51	8/6/2008	NASDAQ
576	100	$5.52	8/6/2008	NASDAQ
577	300	$5.53	8/6/2008	NASDAQ
578	120	$5.55	8/6/2008	NASDAQ
579	604	$5.56	8/6/2008	NASDAQ
580	400	$5.57	8/6/2008	NASDAQ
581	200	$5.30	8/7/2008	NASDAQ
582	882	$5.31	8/7/2008	NASDAQ
583	600	$5.32	8/7/2008	NASDAQ
584	100	$5.33	8/7/2008	NASDAQ
585	700	$5.34	8/7/2008	NASDAQ
586	1,600	$5.35	8/7/2008	NASDAQ
587	1,300	$5.36	8/7/2008	NASDAQ
588	1,887	$5.37	8/7/2008	NASDAQ
589	1,485	$5.38	8/7/2008	NASDAQ
590	4,000	$5.40	8/7/2008	NASDAQ
591	100	$5.42	8/7/2008	NASDAQ
592	200	$5.43	8/7/2008	NASDAQ
593	1	$5.27	8/8/2008	NASDAQ
594	700	$5.29	8/8/2008	NASDAQ
595	400	$5.30	8/8/2008	NASDAQ
596	704	$5.32	8/8/2008	NASDAQ
597	1,399	$5.33	8/8/2008	NASDAQ
598	900	$5.34	8/8/2008	NASDAQ
599	896	$5.36	8/8/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 28 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
600	500	$5.37	8/8/2008	NASDAQ
601	100	$5.42	8/8/2008	NASDAQ
602	200	$5.43	8/8/2008	NASDAQ
603	400	$5.44	8/8/2008	NASDAQ
604	300	$5.45	8/8/2008	NASDAQ
605	600	$5.46	8/8/2008	NASDAQ
606	300	$5.47	8/8/2008	NASDAQ
607	200	$5.48	8/8/2008	NASDAQ
608	2,051	$5.49	8/8/2008	NASDAQ
609	703	$5.50	8/8/2008	NASDAQ
610	1,100	$5.51	8/8/2008	NASDAQ
611	200	$5.52	8/8/2008	NASDAQ
612	400	$5.53	8/8/2008	NASDAQ
613	400	$5.54	8/8/2008	NASDAQ
614	600	$5.55	8/8/2008	NASDAQ
615	62	$5.39	8/11/2008	NASDAQ
616	1,100	$5.42	8/11/2008	NASDAQ
617	1,064	$5.43	8/11/2008	NASDAQ
618	300	$5.44	8/11/2008	NASDAQ
619	374	$5.45	8/11/2008	NASDAQ
620	500	$5.46	8/11/2008	NASDAQ
621	300	$5.48	8/11/2008	NASDAQ
622	1,800	$5.49	8/11/2008	NASDAQ
623	2,400	$5.50	8/11/2008	NASDAQ
624	169	$5.51	8/11/2008	NASDAQ
625	1,000	$5.52	8/11/2008	NASDAQ
626	531	$5.53	8/11/2008	NASDAQ
627	300	$5.54	8/11/2008	NASDAQ
628	500	$5.55	8/11/2008	NASDAQ
629	1,000	$5.56	8/11/2008	NASDAQ
630	500	$5.57	8/11/2008	NASDAQ
631	100	$5.35	8/12/2008	NASDAQ
632	100	$5.36	8/12/2008	NASDAQ
633	405	$5.37	8/12/2008	NASDAQ
634	400	$5.38	8/12/2008	NASDAQ
635	400	$5.39	8/12/2008	NASDAQ
636	130	$5.40	8/12/2008	NASDAQ
637	1,320	$5.44	8/12/2008	NASDAQ
638	695	$5.46	8/12/2008	NASDAQ
639	780	$5.47	8/12/2008	NASDAQ
640	500	$5.48	8/12/2008	NASDAQ
641	400	$5.49	8/12/2008	NASDAQ
642	3,270	$5.50	8/12/2008	NASDAQ
643	600	$5.51	8/12/2008	NASDAQ
644	400	$5.52	8/12/2008	NASDAQ
645	100	$5.53	8/12/2008	NASDAQ
646	400	$5.54	8/12/2008	NASDAQ
647	1,300	$5.56	8/12/2008	NASDAQ
648	600	$5.57	8/12/2008	NASDAQ
649	112	$5.33	8/13/2008	NASDAQ
650	104	$5.35	8/13/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 29 of 31

No.	Shares Purchased	Price Per Share	Date	Exchange
651	300	$5.36	8/13/2008	NASDAQ
652	200	$5.39	8/13/2008	NASDAQ
653	1,200	$5.40	8/13/2008	NASDAQ
654	388	$5.41	8/13/2008	NASDAQ
655	668	$5.42	8/13/2008	NASDAQ
656	600	$5.44	8/13/2008	NASDAQ
657	8,328	$5.45	8/13/2008	NASDAQ
658	278	$5.46	8/14/2008	NASDAQ
659	1,322	$5.47	8/14/2008	NASDAQ
660	245	$5.49	8/14/2008	NASDAQ
661	4,955	$5.50	8/14/2008	NASDAQ
662	400	$5.51	8/14/2008	NASDAQ
663	118	$5.52	8/14/2008	NASDAQ
664	400	$5.53	8/14/2008	NASDAQ
665	1,200	$5.54	8/14/2008	NASDAQ
666	500	$5.55	8/14/2008	NASDAQ
667	2,482	$5.57	8/14/2008	NASDAQ

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 30 of 31

Exhibit 1

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is entered into as of the 15th day of August, 2008 by and among Mr. Yosef A. Maiman, a citizen of Israel and Peru, Di-Rapallo Holdings Ltd., an Israeli corporation, Merhav (M.N.F.) Ltd., an Israeli corporation, De Majorca Holdings Ltd., an Israeli corporation, Mr. Ohad Maiman, a citizen of Israel, Ms. Noa Maiman, a citizen of Israel, and Mr. Yoav Maiman, a citizen of Israel.

Each party hereto hereby agrees to prepare jointly and to file timely (or otherwise to deliver, as appropriate) all statements on Schedule 13D or amendments thereto (“13D Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of Class A stock, $1.00 par value, of Ampal-American Israel Corporation, and each mutually covenants to each of the other parties that it will fully cooperate with the others in the preparation and timely filing of all such 13D Filings.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above set forth.

/s/ Yosef A. Maiman
Yosef A. Maiman

/s/ Ohad Maiman
Ohad Maiman

/s/ Noa Maiman
Noa Maiman

/s/ Yoav Maiman
Yoav Maiman

DI-RAPALLO HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

SCHEDULE 13D
CUSIP NO. 032015 10 9		Page 31 of 31

MERHAV (M.N.F.) LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Chariman of the Board of Directors

DE MAJORCA HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director